U.S. SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  ACP Funds Trust

Address of Principal Business Office  (No. & Street, City, State, Zip Code):

                  1205 Westlakes Drive, Suite 100, Berwyn, PA  19312

Telephone Number  (including area code):  (610) 786-3276

Name and address of agent for service of process: Corporation Services Company, 2711 Centreville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle with copies to John H. Grady, Jr., Esq., ACP Funds Trust, 1205 Westlakes Drive, Suite 100, Berwyn, PA 19312 and Monica L. Parry, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]  Yes [  ]  No

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                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Berwyn, and state of Pennsylvania on March 21, 2003.

                                             ACP FUNDS TRUST

                                             By:    /s/Robert E. Turner
                                                    -------------------
                                             Name: Robert E. Turner
                                                   Trustee